QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Successor	Predecessor	Successor	Predecessor
			Period from September 10, 2016 through December 31, 2016	Period from January 1, 2016 through September 9, 2016
	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016			Year Ended December 31,
					2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$221,529	$(914,302)	$(474,449)	$3,292	$(1,913,535)	$314,880	$(1,380,378)	$(67,066)
Adjustments:
Equity investment loss (income)	(416)	141	(9)	152	171	(617)	(97)	(373)
Interest capitalized	—	(52,944)	—	(68,192)	(113,009)	(168,897)	(203,993)	(53,492)

Income (loss) before income taxes, as adjusted	$221,113	$(967,105)	$(474,458)	$(64,748)	$(2,026,373)	$145,366	$(1,584,468)	$(120,931)
Fixed charges	45,699	157,530	29,013	197,640	340,399	320,403	262,046	86,589

Total earnings	$266,812	$(809,575)	$(445,445)	$132,892	$(1,685,974)	$465,769	$(1,322,422)	$(34,342)

Fixed charges:
Interest expense and amortization of finance costs	$45,052	$156,096	$28,553	$195,698	$337,554	$317,732	$259,159	$85,372
Rental expense representative of interest factor	647	1,434	460	1,942	2,845	2,671	2,887	1,217

Total fixed charges	$45,699	$157,530	$29,013	$197,640	$340,399	$320,403	$262,046	$86,589

Ratio of earnings to fixed charges	5.8	— (1)	— (2)	— (3)	— (4)	1.5	— (5)	— (6)

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $967.1 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the period from September 10, 2016 through December 31, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $474.5 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" or the period from January 1, 2016 through September 9, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $64.7 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.0 billion to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

QuickLinks

  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)